Exhibit 21.1

Ranpak Holdings Corp.
List of Subsidiaries
December 31, 2025

Ranger Pledgor LLC	Delaware
Ranpak Corp.	Ohio
Ranpak Investments, Inc.	Delaware
Kapnar Holdings B.V.	Netherlands
Ranpak B.V.	Netherlands
Ranpak CZ B.V.	Netherlands
Ranpak KK	Japan
Ranpak Pte. Ltd.	Singapore
Ranpak Sdn. Bhd.	Malaysia
Ranpak s.r.o.	Czech Republic
Ranpak Packaging Technology (Qingdao) Co. Ltd.	China
Ranpak GmbH	Germany
Ranpak Brasil Productos e Serviços de Embalagem Ltda.	Brazil
Ranpak Australia Pty Ltd.	Australia